February 2, 2005

Mail Stop 0408

By U.S. Mail and facsimile to (972) 692-6915

Mr. Jerry Burnett
Sunbelt Bancshares, Inc.
1625 North Stemmons Freeway
Dallas, TX 75207

Re:	Sunbelt Bancshares, Inc.
	Amendment Number One to Form SB-2 filed January 14, 2005
	File No. 333-120681

Dear Mr. Burnett:`

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our prior comment 5 and revisions made to various portions of your filing. However, your financial statements do not appear to disclose the existence of these limited guarantees nor describe the events or circumstances which would trigger the lending bank to pursue the individual organizers if the Bank does not open. Please revise your financial statement footnotes accordingly.


Risk Factors - general

2. We note your response to comment 11, however, many of your risk factor headings fail to state risks. Instead, the headings merely state factual circumstances. For example, you state in one heading:
"Any delay in beginning banking operations will result in additional losses." This is a statement. The risk would be: "there may be a delay in beginning banking operations which will result in additional losses." Similarly, "We have no operating history upon which to base an estimate of our future financial performance" and "We expect to incur losses during our initial years of operations" are also merely statements and do not articulate the risk. Please revise all headings to reflect the risk posed to the investor.

We will face intense competition from a variety of competitors -
page
11

3. We note the added text in this section. Please consider removing the first sentence in the last paragraph of this section because it detracts from the risk presented. In addition, consider changing the second sentence to "If the bank is unable to compete...growth and profitability will be adversely affected" unless the doubt you have reflected exists.

Our emphasis on commercial business and commercial real estate lending may result in greater credit risk - page 12

4. We note your response to Comment 14. Please consider breaking out the various loan classes and reflecting the increased risks of construction and commercial lending compared to residential loans. In addition, please consider changing "may result" to "will result in greater credit risk" because, as detailed in the subsection, the risk will be greater.

Organizational Expenses  -  page 23

5. We note the tabular presentation of incurred and budgeted organizational expenses as well as your revisions on page 25 relating to our prior comment 15. Please supplementally provide us a table or schedule detailing actual and budgeted contracted services to be provided by Bankmark & Financial Marketing Services. Please compare and contrast why you believe certain items are classified as offering expenses which will be capitalized as opposed to period expenses or costs and the supporting authoritative literature you relied upon.

Management`s Discussion and Analysis of Financial Condition and
Plan
of Operations  -  page 24

6. We note your response to our prior comment 17, however, it is not clear where your MD&A was revised to include a discussion of SFAS
123R when adopted in future periods. Therefore, we reissue our prior comment 17 and request that you please revise your MD&A accordingly.

7. As a related matter, we note your response to our prior comment
17
with respect to adding disclosure of recently issued accounting pronouncements into the financial statements. GAAS address the need for the auditor to consider the adequacy of the disclosure of impending changes in accounting principles if (a) the financial statements have been prepared on the basis of accounting principles that were acceptable at the financial statement date but that will not be acceptable in the future and (b) the financial statements will be restated in the future as a result of the change. It would seem that recently issued accounting standards may constitute material matters and, therefore, disclosure in the financial statements should also be considered in situations where the change to the new accounting standard will be accounted for in financial statements of future periods, prospectively or with a cumulative catch-up adjustment. As such, please consider revising to include a footnote to your financial statements addressing the potential impact of SFAS
123R upon adoption.

Financial Statements

Note 5 - Notes Payable to Organizers - page F-6

8. We note your response to our prior comment 33 in which you state that in the event the offering is not completed or the Bank does not open for business, you are not obligated to and do not intend to issue the warrants. Please revise to incorporate a statement to that effect into your footnote disclosure.

Note 7 - Commitments - page F-7

9. We note your response to our prior comment 34, however, your disclosure does not seem to indicate the portion of the $216,000 incurred for consulting services that has been paid as of September
30, 2004. Therefore, we reissue our prior comment 34 and request that you please revise footnote 7 accordingly.

Opinion - Exhibit 5.1

10. We note the opinion of Jenkins & Gilchrist, P.C. filed as exhibit
5.1 opines to the legality of the common stock issued. However, Jenkins & Gilchrist has given no opinion as to the enforceability of the warrants you intend to issue. Please provide the appropriate opinion with regard to the warrants.

11. In the first paragraph of page 2, please delete assumption
(ii).
Jenkins & Gilchrist can not assume the premise upon which they have been asked to opine.


12. In the first paragraph of page 2, assumption (iii) assumes the consideration for the shares exceeds the par value of the shares. Jenkins & Gilchrist is able to determine whether the consideration exceeds par value and can not rely on this assumption. Please delete the reference to par value.

Form of Sunbelt Bancshares, Inc. Organizer`s Warrant Agreement -
Exhibit 10.3
Form of Sunbelt Bancshares, Inc. Shareholders` Warrant Agreement -
Exhibit 10.4

13. Please explain why the warrant agreements have been filed as forms rather than fully executed agreements.

14. Please explain why the warrant agreements have been filed as part of Exhibit 10 rather than as part of Exhibit 4.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Lisa Haynes at (202) 824-5398 or John Nolan at
(202) 942-1783 if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn McHale at (202) 824-5538 or me at (202) 942-1874 with any other questions.

						Sincerely,



						Mark Webb
						Legal Branch Chief


cc:	Geoffrey S. Kay
	Jenkins & Gilchrist, PC
	1445 Ross Avenue, Suite 2900
	Dallas, TX 75202-2799